NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Walmart Inc. 2025 Proxy Statement:

Report on Reduction of Plastic Packaging and Recyclability Claims

Walmart Inc Symbol: WMT

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the plastic-related proposal filed at Walmart Inc (hereby referred to as “Walmart” or “the Company”) in the 2025 proxy statement asking the Company to issue a report assessing if and how it could increase its sustainable packaging efforts by reducing plastic packaging and removing misleading recyclability claims. The Proponent believes that taking such action would serve the long-term interests of the Company by mitigating legal, regulatory, and reputational risks.

RESOLVED: Shareholders request that Walmart issue a report within one year, at reasonable cost and omitting proprietary information, assessing how the Company can increase the scale, pace, and rigor of its sustainable packaging efforts by reducing plastic packaging and removing misleading recyclability claims.

SUPPORTING STATEMENT: Proponents suggest that indicators meaningful to shareholders may include:

·	Disclosure of any enhanced reusable packaging efforts and their results; and
·	An assessment of the Company’s plastic packaging labeled as recyclable against credible technical standards such as the FTC Green Guides recyclability criteria.

RATIONALE FOR A “YES” VOTE

1.	Legal risk: Misleading recyclable labels on plastic packaging pose legal risks to Walmart, with multiple litigation cases emerging against companies related to false recyclable labels and claims on plastic packaging. Removing such labels may mitigate legal risk.
2.	Regulatory risk: Walmart may be unprepared to comply with recent extended producer responsibility (EPR) legislation and “Truth in Recycling” legislation being implemented and considered in numerous states.
3.	Reputational risk: Recent media pieces have called into question the veracity of plastics recycling claims. The Company could mitigate reputational risk by removing misleading recycling labeling and strengthening its efforts to reduce plastic packaging.

4.	Changing consumer preferences: Data shows that the share of consumers that avoid plastic packaging and seek out reusable options is increasing. The Company could mitigate the risk of losing these customers by proactively offering products in reusable packaging and reducing plastic packaging.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century is not able to vote your proxies, nor does this communication contemplate such an event. Green Century urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Plastic pollution is a global systemic risk. Only 6% of plastic waste is recycled in the U.S.,1 with the majority sent either to landfills or released into the environment.2 One million marine animals are killed each year due to plastic debris in the ocean3 and microplastics are increasingly linked to health problems including cardiovascular issues and reproductive concerns.4,5

The social and environmental costs of plastic pollution are estimated at USD 300–460bn per year, including the health costs stemming from associated emissions, air pollution, and exposure to hazardous chemicals, as well as the cost of ocean clean up and lost marine ecosystem services.6

In recognition of the need to address plastic-related risks, Walmart has disclosed an aspiration to achieve zero plastic waste, acknowledging the need to “embrace the concept of a ‘circular economy,’ which moves away from a ‘take-and-dispose' approach to one that values reuse and regeneration.”7 Unfortunately, the Company’s efforts to date fail to align with that aspiration:

·	Flexible plastic packaging accounts for 20% of Walmart’s plastic packaging footprint, and recycling rates for this type of plastic are less than 2%.[8]
·	Walmart discloses a goal to reduce virgin plastic in its private-brand packaging by 15% by 2025. As of 2023, its use of plastic packaging in its private-brand packaging has increased by 6%.[9]

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1 https://static1.squarespace.com/static/5eda91260bbb7e7a4bf528d8/t/62b2238152acae761414d698/1655841666913/The-Real-Truth-about-the-US-Plastic-Recycling-Rate-2021-Facts-and-Figures-_5-4-22.pdf

2 https://www.unep.org/interactive/beat-plastic-pollution/

3 https://conserveturtles.org/threat/marine-debris/

4 https://www.clientearth.org/join-us/plastic-pollution-facts-and-how-to-prevent-it/

5 https://pubs.acs.org/doi/10.1021/acs.est.3c09524

6 https://wedocs.unep.org/bitstream/handle/20.500.11822/42277/Plastic_pollution.pdf?sequence=3

7 https://www.walmartsustainabilityhub.com/waste/sustainable-packaging

8 https://recyclingpartnership.org/wp-content/uploads/dlm_uploads/2021/04/FF_Whitepaper_final.pdf

9 https://corporate.walmart.com/purpose/esgreport

·	Walmart uses recyclability labels on its packaging that instruct consumers to drop off flexible plastic packaging such as plastic films and bags in special “Store Drop Off” bins. Media investigations have shown that most packaging deposited in these bins ends up in landfills and incinerators.[10]

Ultimately, Walmart may face material financial risk due to its existing approach to plastic packaging sustainability, which is unduly reliant on recyclability and misleading recycling labels rather than reduction.

I.	LEGAL RISK

California’s Environmental Marketing Claims Act prohibits companies from making untruthful or misleading environmental claims as defined by the FTC Green Guides, which states that “a product or package should not be marketed as recyclable unless it can be collected, separated, or otherwise recovered from the waste stream through an established recycling program for reuse or use in manufacturing or assembling another item.”11 Plastic packaging distributed by companies including Walmart has low recycling rates,12 especially flexible plastic packaging.13 However, Walmart uses the “Store Dropoff” label on flexible packaging, which is considered misleading because of its use of the chasing arrows symbol on a material with very low recycling rates.

Companies are facing increased litigation over plastic pollution and recycling claims as lawsuits and media investigations challenge the legitimacy of recycling labels and claims on plastic packaging. For example:

·	The California State Attorney General is investigating the misuse of recyclable labels and filed a lawsuit against Exxon in 2024 for making misleading claims about plastic recyclability.[14]
·	In 2024, LA County sued PepsiCo and Coca-Cola over their contributions to plastic pollution and for misleading consumers about the recyclability of their packaging.[15]

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10 https://abcnews.go.com/US/put-dozens-trackers-plastic-bags-recycling-trashed/story?id=99509422

11 https://leginfo.legislature.ca.gov/faces/codes_displayText.xhtml?lawCode=PRC&division=30.&title=&part=3.&chapter=5.7.&article=

12 https://www.greenpeace.org/usa/wp-content/uploads/2022/10/GPUS_FinalReport_2022.pdf

13 https://recyclingpartnership.org/wp-content/uploads/dlm_uploads/2021/04/FF_Whitepaper_final.pdf

14 https://oag.ca.gov/news/press-releases/attorney-general-bonta-sues-exxonmobil-deceiving-public-recyclability-plastic

15 https://grist.org/accountability/la-county-lawsuit-pepsi-coca-cola-plastic-pollution/

·	In 2024, Ford County Kansas filed a class action lawsuit against Exxon for making misleading claims about the recyclability of plastic.[16]
·	False recyclable labels on plastic products have spurred successful deceptive advertising lawsuits against major brands, including Keurig.[17]

Walmart can mitigate legal risks by discontinuing its use of the “Store Drop Off” label on its flexible plastic packaging and redirecting resources to plastic reduction efforts.

II.	REGULATORY RISK

Five states have passed and are beginning to implement extended producer responsibility (EPR) laws.18 These laws make companies financially responsible for the disposal of their packaging and could cost companies up to $100 billion annually.19 California’s SB 54 also requires producers to reduce plastic use by 25% by 2032 and mandates that 100% of packaging must be recyclable by 2032. Flexible plastic packaging does not meet CalRecycle’s recyclability criteria.20

Emerging “Truth in Recycling” laws also present regulatory risk. California’s SB 343 will make it illegal to use the chasing arrows recycling logo on packaging that does not meet recycling criteria set by the state21 once the law comes into effect in October 2026.22 Six states are considering legislation similar to SB 343.23

III.	REPUTATIONAL RISK

As a multinational retail corporation, Walmart is highly dependent on goodwill towards its brand. Research from Harvard Business School published in 2023 indicates that consumer demand for sustainability and trustworthiness is increasing24.25

Recent media articles have called the veracity of plastics recycling claims into question, presenting reputational risk to Walmart. Growing consumer concern about sustainability may lead to brand damage and hurt sales.

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16 https://stateimpactcenter.org/files/Complaint-Ford_County_v_Exxon.pdf

17 https://www.courthousenews.com/keurig-settles-recyclable-pod-class-action-for-10-million/

18 https://martenlaw.com/news/states-enact-packaging-producer-responsibility-laws

19 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

20 https://www2.calrecycle.ca.gov/Publications/Details/1751

21 https://calrecycle.ca.gov/wcs/recyclinglabels/

22 https://advertisinglaw.fkks.com/post/102k18x/sb-343-californias-truth-in-recycling-law-new-developments

23 https://www.fastcompany.com/91142181/recycling-symbol-plastic-dirty-truth

24 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

25 https://maristpoll.marist.edu/search-survey-questions/?keyword=plastic

·	An investigation by ABC in 2023 highlighted the failure of “Store Dropoff” systems at Walmart stores to recycle plastic bags and films.[26]
·	A Bloomberg article from September 2023 showed that General Mills’ Nature Valley Granola Bar wrappers, among other plastic packaging, were not being recycled through “Store Dropoff” but instead being landfilled, incinerated, or exported.[27]
·	Trackers placed in 93 bundles of Amazon packaging marked for "Store Dropoff" recycling showed many of them were buried or burned.[28]
·	Companies such as Mondelez have recognized these risks and have committed to stop using the “Store Dropoff” recycling logo.[29]

IV.	CHANGING CONSUMER PREFERENCES

Many consumers want to be offered alternatives to single use plastic packaging because of the environmental impacts of plastic packaging.30 Research indicates that reusable packaging models can reduce the harmful effects of plastics, such as by decreasing annual plastic leakage to the ocean by 20% by 2040.31

A 2021 report found that up to 72% of consumers want to adopt circular practices, including reusable packaging instead of single use packaging, but companies are not providing the convenience, access, information, and affordability to enable them to do so. The report also found that 44% of consumers spend more with circular businesses when circular practices are successfully implemented.32

While Walmart advertises two other brands’ cleaning products in refillable packaging, the Company does not disclose whether any of its own-brand products are sold in reusable packaging.33 Failure to respond to changing consumer preferences could result in Walmart’s own-brand products losing market share to other brands’ products available in reusable packaging.

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26 https://abcnews.go.com/US/put-dozens-trackers-plastic-bags-recycling-trashed/story?id=99509422

27 https://www.bloomberg.com/news/features/2023-09-29/us-store-drop-off-plastic-recycling-often-ends-up-in-landfills?sref=Brs3FVmA

28 https://grist.org/accountability/amazon-says-its-plastic-packaging-can-be-recycled-an-investigation-finds-it-usually-isnt/

29 https://www.mondelezinternational.com/snacking-made-right/esg-topics/recyclability-communication/

30 https://www.ellenmacarthurfoundation.org/articles/the-rise-of-single-use-plastic-packaging-avoiders

31 https://www.weforum.org/stories/2025/01/tipping-point-year-for-reusable-packaging-systems/#:~:text=According%20to%20the%20United%20Nations,into%20the%20environment%20by%202040.

32 https://www.capgemini.com/wp-content/uploads/2021/11/Circular-Economy_11112021_v10_web-2.pdf

33 https://corporate.walmart.com/purpose/esgreport/environmental/waste-circular-economy

RESPONSE TO OPPOSITION STATEMENT

Walmart asserts in its opposition statement that “widely recyclable, reusable, or industrially compostable materials do not currently exist to fulfill all necessary uses, particularly with food and pharmaceutical products.” Indeed, plastics, especially flexible plastics, are not widely recyclable. The recycling rate for plastic packaging in the U.S. is approximately 6%.34 The U.S. recycling rate for flexible plastic is even lower, at 2%.

While some food and pharmaceutical products may not be well suited for reusable packaging, reuseable options do currently exist for many products, including some food, beauty and cleaning products. Unfortunately, the Company does not disclose details on how it is investing in reusable alternative for its packaging. Reusable packaging is one of the most effective tools for reducing plastic usage.35

Walmart also asserts that “There are significant market, behavioral, economic, scientific, and regulatory impediments to optimizing packaging and achieving true circularity. Experts widely agree that overcoming these challenges requires significant capital investment and coordinated efforts across industries, governments, and consumers.” The Company further states that its sustainability reporting provides disclosure on how it is addressing these challenges. However, there is no information on coordinated efforts to scale reusable packaging in its sustainability reporting.

Finally, Walmart claims that “since 2020, Walmart has reduced the total annual weight of single-use plastic bags by 21% across North America.” However, the percentage of the population in the U.S. covered by single-use plastic bag bans doubled from 12% to 25% over this time, indicating that the bans are likely largely responsible for the drop in single-use plastic bags used in Walmart stores, not initiatives led by Walmart.36 In fact, the volume of plastic in Walmart’s private-brand packaging increased by 6% from 2020 to 2023.

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34 https://static1.squarespace.com/static/5eda91260bbb7e7a4bf528d8/t/62b2238152acae761414d698/1655841666913/The-Real-Truth-about-the-US-Plastic-Recycling-Rate-2021-Facts-and-Figures-_5-4-22.pdf

35 https://www.weforum.org/stories/2025/01/tipping-point-year-for-reusable-packaging-systems/#:~:text=According%20to%20the%20United%20Nations,into%20the%20environment%20by%202040.

36 https://oceanconservancy.org/news/news-new-analysis-shows-plastic-bag-bans-help-prevent-plastic-pollution/

CONCLUSION

Plastic pollution is a rising concern among consumers, legislators, and investors. Ultimately, Walmart may face material financial risk due to its existing approach to plastic packaging sustainability, which is unduly reliant on recyclability and misleading recycling labels rather than reduction. Plastics-related regulatory, legal and reputational risks may be mitigated by developing a packaging sustainability plan that emphasizes plastic reduction, scaling up of reuse programs, and accurate labeling of materials that are feasibly recycled.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century is not able to vote your proxies, nor does this communication contemplate such an event. Green Century urges shareholders to vote for Item 6 the instruction provided on the management’s proxy mailing.